UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52585

APPLE REIT SEVEN, INC.
(Apple REIT Seven, Inc., formerly Apple Seven Acquisition Sub, Inc., as successor by merger to Apple REIT Seven, Inc.)
(Exact name of registrant as specified in its charter)

814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units (Each Unit is equal to one common share, no par value, and one Series A preferred share, no par value)
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None*

*Apple REIT Seven, Inc. merged with and into Apple Seven Acquisition Sub, Inc. effective March 1, 2014, at which time the separate corporate existence of Apple REIT Seven, Inc. ended.  Following the merger, Apple Seven Acquisition Sub, Inc. changed its name to Apple REIT Seven, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Apple REIT Seven, Inc., formerly Apple Seven Acquisition Sub, Inc. and as successor by merger to Apple REIT Seven, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 6, 2014	APPLE REIT SEVEN, INC.

	By:	/s/ Justin Knight
	Name:	Justin Knight
	Title:	President and Chief Executive Officer